UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2015

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL SIGNS SERVICE AGREEMENT WITH SINARA TRANSPORT MACHINES

Moscow, Russia — April 21, 2015 – Mechel OAO (MICEX: MTLR, NYSE: MTL), one of
the leading Russian mining and metals companies, reports signing a four-year contract on locomotive maintenance works between Mecheltrans-East OOO and Sinara
Transport Machines OAO (STM).
The contract was signed on the sidelines of the 20th International Exhibition for Transport and Logistics Services and Technologies “TransRussia” and is valid until December 31, 2018.
According to the agreement, STM’s subsidiary STM-Service will fully service and repair TE8 locomotives manufactured at STM’s Lyudinovsky Locomotive Plant to
Mecheltrans’s order. Currently Mecheltrans-East’s locomotive park includes 15
TE8 locomotives and 3 TEM18DM shunting diesel locomotives. The machines were produced to specifications requisite for exploitation in difficult climatic conditions and mountainous areas.
All service and repair works will be made in the repair depot at Verkhny Ulak station located on the Mechel-constructed Ulak-Elga railway which links the Elga coal deposit with the Baikal-Amur Mainline. Also, starting in the second half of
2015, STM-Service will ensure the readiness of Mecheltrans-East’s locomotives for use on general-type railways. According to the contract, servicing will cost
120 million rubles annually.
“In 2014, we completed the contract on designing, producing and supplying 15 innovative TE8 locomotives with the 2,206-kW (3,000-hp) SuperSkid power unit produced by the US-based GE Transportation Parts LLC. The locomotive proved its efficiency in long hauls in mountainous areas, in difficult climatic conditions.
This new service contract is another step in our mutually profitable long-term partnership. STM accepted obligations of setting up a specialized service center, training personnel, creating a stockpile of spare parts and consumables, which will help the efficiency of our business in this remote area,” STM’s Chief
Executive Officer Evgeny Gritsenko noted.
“Mechel’s transport division and Sinara Group are linked by long-term business ties. I am grateful to our partners for helping us in developing the Elga coal deposit, one of the world’s most large-scale industrial projects. Today it is highly important for us to conduct prompt maintenance and quality repairs of our locomotive park at our production facilities. This will help our company to save transport costs, have a high rate of our locomotives’ technical readiness and, as a result, a reliable resource in meeting our cargo traffic plans,”
Mecheltrans Management Company’s Chief Executive Officer Alexey Lebedev
commented.

***
Mechel OAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

***
Mechel is an international mining and steel company which employs over 70,000 people. Its products are marketed in Europe, Asia, North and South America,
Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 21, 2015	By:	Oleg V. Korzhov
	Name:	Oleg V. Korzhov
	Title:	CEO